MAIL STOP 3561

August 11, 2006

Mr. Liang Zhang
Chief Executive Officer
Synutra International, Inc.
15200 Shady Grove Road
Suite 350
Rockville, MD 20850

> **Re: Synutra International, Inc.**
> **Form 10-KSB**
> **Filed June 29, 2006**
> **File No. 000-50601**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liang Zhang
Synutra Interantional, Inc.
December 12, 2006
Page 2

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 24

1. Please revise your disclosure for each period to describe and quantify underlying
    material activities that generate income statement variances between periods. For
    example, quantify, to the extent practicable, the amount of increase in sales that was
    attributable to price increases separately from the change attributable to volume
    increases, and quantify the individual components contributing to the overall increase
    in selling and distribution expenses. Please also describe the nature of supermarket
    expenses and service expenses.

Financial Statements

General

2. The dollar amount of related party transactions should be disclosed on the face of the
    financial statements. Revise the balance sheets, income statements and statements of
    cash flows accordingly to identify related party transactions.

Statements of Changes in Equity, F-6

3. Revise to present the historical shares of common stock of Vorsatech that were issued
    and the historical activity in the Common Stock and Additional Paid-in Capital
    accounts during periods prior to the merger. You should present the actual number of
    shares issued in the merger in the period in which it occurred. The balances of
    reserves, accumulated other comprehensive income/loss and retained
    earnings/accumulated deficit of Synutra should be carried forward as well, and the
    accumulated deficit of Vorsatech should be eliminated against Additional Paid-in
    Capital. Please revise this statement and revise earnings per share also.

Notes to Financial Statements

Note 1 – Organization and Principal Activities, F-9

4. We note that you consolidated all six subsidiaries in the financial statements for all
    periods presented; however, disclosure indicates that Synutra held less than a
    controlling interest in certain of these subsidiaries during these periods. You disclose
    in the notes to the premerger financial statements of Synutra filed in an amended 8-K
    on August 22, 2005 that during 2003 and 2004, Synutra held minority, majority, and

in some cases, no interest in the 6 consolidated subsidiaries. For those companies where no stock was held, they have been consolidated based on significant influence and/or common control. For each of the six subsidiaries included in the consolidated financial statements, as identified in the table in Note 2 of the Form 10-KSB, please explain why it is appropriate for Synutra to have consolidated each of these subsidiaries in its financial statements prior to Synutra obtaining control of the voting equity or other means of control which should be described in full. Please reference the specific literature that supports your position. Please demonstrate that your definition of common control is the same as that described in EITF 02-05 and identify the party or parties who held common control.

5. Tell us about the timing and value of services rendered by various consultants and finder that received 2,844,500 shares and 35,000 shares, respectively, in conjunction with the share exchange. These services appear to be transaction costs. Please note that in a recapitalization, costs of the transaction may be charged directly to equity only to the extent of the pre-merger cash balance of the shell (Vorsatech Ventures), any excess amount of transaction costs should be treated as a cost of operations. Based on Vorsatech Ventures' lack of operations and cash balance of $0 at June 30, 2005, it appears the entire value of the shares should be recorded as a cost of operations. Please revise your historical financial statements as necessary.

Note 3 – Summary of Principal Accounting Policies

M – Revenue Recognition, F-12

6. We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers). Discuss revenue recognition relating to goods sold to retailers separately from goods sold to distributors.

7. Considering the comment above, please revise your critical accounting policies to disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts, and other allowances). Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, estimated shelf life (or spoilage), and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

Note 8 – Income Taxes, F-18

8. We note several of your subsidiaries are subject to reduced tax rates or tax holidays for certain periods. For each instance, revise to provide the disclosures required by SAB Topic 11.C.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Liang Zhang
Synutra Interantional, Inc.
December 12, 2006
Page 5

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies